UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 22, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

ANNOUNCEMENT

(1) PROPOSED AMENDMENTS TO THE

ARTICLES OF ASSOCIATION;

(2) PROPOSED AMENDMENTS TO THE RULES FOR PROCEDURES

FOR GENERAL MEETINGS; AND

(3) PROPOSED AMENDMENTS TO THE

RULES FOR THE BOARD MEETINGS

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) has considered and approved at the eleventh ordinary meeting of the eighth session of the Board held on 19 January 2018 (the “Board Meeting”) to propose to the shareholders of the Company (the “Shareholders”) certain amendments to the articles of association of the Company (the “Articles of Association”).

The main proposed amendments to the Articles of Association include: adjusting the composition of the Board from comprising 11 directors to comprising 7 to 13 directors; specifying that external directors (refer to directors of the Company (the “Directors”) who do not hold any office within the Company) shall represent more than one-half of the Board including not less than one-third of the total number of Directors shall be independent directors of the Company; indicating that the Board shall have one employee representative director who shall be elected or removed by employee representative meeting of the Company; specifying the special duties that an employee representative director of the Company is obliged to fulfil; designating whether a Director is an employee representative director. The full texts of the proposed amendments to the Articles of Association are set out in Appendix I to this announcement.

PROPOSED AMENDMENTS TO THE RULES FOR PROCEDURES FOR GENERAL MEETINGS OF THE COMPANY AND TO THE RULES FOR THE MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY

In light of the proposed amendments to the Articles of Association, the Board has considered and approved at the eleventh ordinary meeting of the eighth session of the Board held on 19 January 2018 to propose to the Shareholders amendments to certain provisions of the “Rules for Procedures for General Meetings” of the Company (the “Rules for Procedures for General Meetings”) and “Rules for the Meeting of the Board of Directors” of the Company (the “Rules for the Board Meetings”), so as to align with the Articles of Association. The full texts of the proposed amendments to the Rules for Procedures for General Meetings and the Rules for the Board Meetings are set out in Appendix II and Appendix III to this announcement, respectively.

Except for the proposed amendments as stated in the Appendices I to III to this announcement, other provisions in the Articles of Association, Rules for Procedures for General Meetings and Rules for the Board Meetings remain unchanged.

The proposed amendments to the Articles of Association, Rules for Procedures for General Meetings and the Rules for the Board Meetings are subject to the approval of the Shareholders by way of special resolutions at the forthcoming EGM, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

CIRCULAR

A circular containing, among other things, details of the proposed amendments to the Articles of Association to be considered and approved by the Shareholders at the forthcoming EGM will be despatched to the Shareholders in due course.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
19 January 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

Appendix I	Proposed Amendments to the Articles of Association

Set out below are the details of amendments to the Articles of Association:

No.	Existing Articles	Revised Articles

1	Article 57 The Shareholders’ general meeting shall have the following functions and powers:	Article 57 The Shareholders’ general meeting shall have the following functions and powers:

	(1) to decide on the Company’s operational policies and investment plans;	(1) to decide on the Company’s operational policies and investment plans;

	(2) to elect and replace directors and decide on matters relating to the remuneration of directors;	(2) to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

	(3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;	(3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

	(4) to examine and approve reports of the board of directors;	(4) to examine and approve reports of the board of directors;

	(5) to examine and approve reports of the supervisory committee;	(5) to examine and approve reports of the supervisory committee;

	(6) to examine and approve the Company’s proposed annual preliminary and final financial budgets;	(6) to examine and approve the Company’s proposed annual preliminary and final financial budgets;

	(7) to examine and approve the Company’s profit distribution plans and plans for making up losses;	(7) to examine and approve the Company’s profit distribution plans and plans for making up losses;

	(8) to decide on increases or reductions in the Company registered capital;	(8) to decide on increases or reductions in the Company registered capital;

	(9) to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;	(9) to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;

	(10) to decide on the issue of debentures by the Company;	(10) to decide on the issue of debentures by the Company;

	(11) to decide on the appointment, dismissal and disengagement of the accountants of the Company;	(11) to decide on the appointment, dismissal and disengagement of the accountants of the Company;

	(12) to amend these articles of association;	(12) to amend these articles of association;

	(13) to consider motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;	(13) to consider motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;

	(14) to decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of these articles of association;	(14) to decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of these articles of association;

	(15) to decide on matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting.	(15) to decide on matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting.

2	Article 71 (A) Directors will be elected at Shareholders’ general meetings through cumulative voting. When directors are elected through cumulative voting at Shareholders’ general meetings, the number of total votes that a shareholder can exercise is the product of (i) the number of shares held by such shareholder, and (ii) the number of directors to be elected. A shareholder can give all his or her votes to one director candidate or divide his or her votes among several director candidates. Directors are elected at the Shareholders’ general meetings based on the number of votes the director candidates receive.	Article 71 (A) Directors (excluding employee representative directors) will be elected at Shareholders’ general meetings through cumulative voting. When directors are elected through cumulative voting at Shareholders’ general meetings, the number of total votes that a shareholder can exercise is the product of (i) the number of shares held by such shareholder, and (ii) the number of directors to be elected. A shareholder can give all his or her votes to one director candidate or divide his or her votes among several director candidates. Directors are elected at the Shareholders’ general meetings based on the number of votes the director candidates receive.

3	Article 95 The Company shall have a board of directors. The board of directors shall consist of eleven (11) directors. The board of directors shall have one Chairman and one Vice-chairman.	Article 95 The Company shall have a board of directors. The board of directors shall consist of seven (7) to thirteen (13) directors. External directors (refer to directors who do not hold any office within the Company) shall represent more than one-half of the board of directors including not less than one third of the total number of directors shall be independent directors (refer to directors who are independent of the Shareholders and do not hold any office within the Company) and at least one of them shall be an accounting professional; the board of directors shall have one employee representative director.

The board of directors shall have one Chairman and one Vice-chairman.

4	Article 96 Directors shall be elected at the Shareholders’ general meeting. The term of office of the directors is three (3) years. At the expiry of a director’s term, the term is renewable upon re-election.	Article 96 Directors (excluding employee representative directors) shall be elected at the Shareholders’ general meeting while employee representative directors shall be elected or removed by employee representative assembly. The term of office of the directors is three (3) years. At the expiry of a director’s term, the term is renewable upon re-election.

	The director candidates shall be nominated by the board of directors or shareholders. The notice of nomination of directors and the notice by a director candidate of his or her willingness to be elected shall be given to and lodged with the Company on, at the earliest, the day after the despatch of the relevant notice of Shareholders’ general meeting appointed for the election and seven days before the date of the Shareholders’ general meeting.	The director (excluding employee representative director) candidates shall be nominated by the board of directors or shareholders. The notice of nomination of directors and the notice by a director candidate of his or her willingness to be elected shall be given to and lodged with the Company on, at the earliest, the day after the despatch of the relevant notice of Shareholders’ general meeting appointed for the election and seven days before the date of the Shareholders’ general meeting.

The Chairman and the Vice-chairman shall be elected and removed by more than one half of all the members of the board of directors. The term of office of each of the chairman and the Vice-chairman is three (3) years, renewable upon re-election.

The Chairman and the Vice-chairman shall be elected and removed by more than one half of all the members of the board of directors. The term of office of each of the chairman and the Vice-chairman is three (3) years, renewable upon re-election.

The Shareholders’ general meeting may by ordinary resolution remove any director before the expiration of his term of office (but without prejudice to such director’s right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with. The Directors shall not be required to hold shares of the Company.

The Shareholders’ general meeting may by ordinary resolution remove any director (excluding employee representative director) before the expiration of his term of office (but without prejudice to such director’s right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with. The Directors shall not be required to hold shares of the Company.

5	Article 107 (A) At least one-third and not less than three of the members of the board of directors shall be independent directors, at least one of whom must be an accounting professional. Independent directors shall carry out duties faithfully, safeguard the interests of the Company and pay close attention to the protection of the legal rights and interests of the public shareholders from detriment.	Article 107 (A) ~~At least one-third and not less than three of the members of the board of directors shall be independent directors, at least one of whom must be an accounting professional.~~ Independent directors shall carry out duties faithfully, safeguard the interests of the Company and pay close attention to the protection of the legal rights and interests of the public shareholders from detriment.

	Independent directors shall carry out duties independently and shall not be influenced by:	Independent directors shall carry out duties independently and shall not be influenced by:

	(1) any substantial shareholders or actual controlling person of the Company; or	(1) any substantial shareholders or actual controlling person of the Company; or

	(2) any interested entity or individual of the Company or any of its substantial shareholders or actual controlling persons.	(2) any interested entity or individual of the Company or any of its substantial shareholders or actual controlling persons.

6	Article 107 (H) Newly added

Article 107 (H) Matters requiring the involvement of employee representative directors can generally be divided into two categories: matters requiring board resolutions; and matters requiring reporting to the board.

(1)   Matters requiring board resolutions: mainly include the enactment and amendment of basic management policy involving employee fundamental interests such as the Company’s labour, remuneration policy, labour protection, rest days and holidays, safety and operation, training, education and welfare etc.

(2)   Matters requiring reporting to the board: mainly include claims, comments and suggestions regarding employee democratic governance and democratic oversight and relevant claims and comments or the issues of tendency involving employees’ interests.

7	Article 132 Subject to Article 53, a director, supervisor, general manager, deputy general manager or other senior administrative officer of the Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders given at a general meeting.

Article 132 Subject to Article 53, a director (excluding employee representative director), supervisor, general manager, deputy general manager or other senior administrative officer of the Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders given at a general meeting.

Note:

(1)	The amendments to the Articles of Association were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail; and
(2)	after addition of certain articles in the proposed amendments to the Articles of Association, the subsequent articles shall be re-numbered. The cross references to the numbering of articles of the original Articles of Association as so amended shall also be revised accordingly.

Appendix II	Proposed Amendments to the Rules for Procedures for General Meetings

Set out below are the details of amendments to the Rules for Procedures for General Meetings:

No.	Existing Articles	Revised Articles

1	Article 2 Shareholders’ general meetings are the decision-making body of the Company and shall exercise the following functions and powers in accordance with the law:	Article 2 Shareholders’ general meetings are the decision-making body of the Company and shall exercise the following functions and powers in accordance with to the law:

	(1) to decide on the Company’s operational policies and investment plans;	(1) to decide on the Company’s operational policies and investment plans;

	(2) to elect and replace directors and decide on matters relating to the remuneration of directors;	(2) to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

	(3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;	(3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

	(4) to examine and approve reports of the board of directors;	(4) to examine and approve reports of the board of directors;

	(5) to examine and approve reports of the supervisory committee;	(5) to examine and approve reports of the supervisory committee;

	(6) to examine and approve the Company’s proposed annual preliminary and final financial budgets;	(6) to examine and approve the Company’s proposed annual preliminary and final financial budgets;

	(7) to examine and approve the Company’s profit distribution plans and loss recovery plans;	(7) to examine and approve the Company’s profit distribution plans and loss recovery plans;

	(8) to decide on increases or reductions in the Company’s registered capital;	(8) to decide on increases or reductions in the Company’s registered capital;

	(9) to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;	(9) to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;

(10) to decide on the issue of debentures by the Company;	(10) to decide on the issue of debentures by the Company;

(11) to determine on matters of external guarantees in accordance with relevant provisions of the Articles of Association;	(11) to determine on matters of external guarantees in accordance with relevant provisions of the Articles of Association;

(12) to decide on the appointment, dismissal and disengagement of accounting firms of the Company;	(12) to decide on the appointment, dismissal and disengagement of accounting firms of the Company;

(13) to amend the Articles of Association;	(13) to amend the Articles of Association;

(14) to examine and approve any change in the use of funds raised;	(14) to examine and approve any change in the use of funds raised;

(15) to consider share option scheme;	(15) to consider share option scheme;

(16) to examine proposals raised by shareholders who represent 3 percent or more of the total shares of the Company carrying the right to vote;	(16) to examine proposals raised by shareholders who represent 3 percent or more of the total shares of the Company carrying the right to vote;

(17) to examine and approve the Company’s major acquisition, disposal, and replacement of assets (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);	(17) to examine and approve the Company’s major acquisition, disposal, and replacement of assets (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(18) to approve matters of the Company’s external guarantees;	(18) to approve matters of the Company’s external guarantees;

(19) to decide on other matters which need to be resolved by the shareholders’ general meeting according to relevant laws, administrative regulations and provisions of the Articles of Association.	(19) to decide on other matters which need to be resolved by the shareholders’ general meeting according to relevant laws, administrative regulations and provisions of the Articles of Association.

2   Article 20 The list of candidates for directors and supervisors shall be proposed to the shareholders’ general meeting for voting. In the event that matters involving the election of directors and supervisors are to be considered at the shareholders’ general meeting, the notice of such shareholders’ general meeting shall fully disclose the detailed information of the candidates for such directors and supervisors, which shall at least include the following:

Article 20 The list of candidates for directors (excluding employee representative directors) and supervisors shall be proposed to the shareholders’ general meeting for voting. In the event that matters involving the election of directors (excluding employee representative directors) and supervisors are to be considered at the shareholders’ general meeting, the notice of such shareholders’ general meeting shall fully disclose the detailed information of the candidates for such directors (excluding employee representative directors) and supervisors, which shall at least include the following:

(1) personal background including education background, work experience and part-time jobs;	(1) personal background including education background, work experience and part-time jobs;

(2) whether there is any connected relationship with the Company or its controlling shareholders and de facto controller;	(2) whether there is any connected relationship with the Company or its controlling shareholders and de facto controller;

(3) Amount of shareholdings held in the Company;	(3) Amount of shareholdings held in the Company;

(4) whether or not they have been penalized by the CSRC and other relevant authorities and stock exchange.	(4) whether or not they have been penalized by the CSRC and other relevant authorities and stock exchange.

Apart from directors and supervisors elected through the cumulative voting system, each candidate of director or supervisor shall be individually proposed.

Apart from directors (excluding employee representative directors) and supervisors elected through the cumulative voting system, each candidate of director (excluding employee representative directors) or supervisor shall be individually proposed.

3   Article 28 After publication of the notice for shareholders’ general meeting in relation to directors and supervisors election by the Company, shareholders who hold or jointly hold 3% or more of the voting shares of the Company can propose candidates for director and supervisor before the shareholders’ general meeting, and submit to shareholders’ general meeting for consideration after the board of directors’ consideration and approval according to the procedure of revising proposals of shareholders’ general meeting.

Article 28 After publication of the notice for shareholders’ general meeting in relation to directors (excluding employee representative directors) and supervisors election by the Company, shareholders who hold or jointly hold 3% or more of the voting shares of the Company can propose candidates for director (excluding employee representative director) and supervisor before the shareholders’ general meeting, and submit to shareholders’ general meeting for consideration after the board of directors’ consideration and approval according to the procedure of revising proposals of shareholders’ general meeting.

4   Article 52 Directors will be elected at shareholders’ general meetings through cumulative voting. When directors are elected through cumulative voting at shareholders’ general meetings, the number of total votes that a shareholder of the Company can exercise is the product of the number of shares held by such shareholder, and the number of directors to be elected. A shareholder of the Company can give all his or her votes to one director candidate or divide his or her votes among several director candidates. Directors are elected at shareholders’ general meetings based on the number of votes the director candidates receive.

Article 52 Directors (excluding employee representative directors) will be elected at shareholders’ general meetings through cumulative voting. When directors are elected through cumulative voting at shareholders’ general meetings, the number of total votes that a shareholder of the Company can exercise is the product of the number of shares held by such shareholder, and the number of directors to be elected. A shareholder of the Company can give all his or her votes to one director candidate or divide his or her votes among several director candidates. Directors are elected at shareholders’ general meetings based on the number of votes the director candidates receive.

5   Article 63 If the proposal with respect to election of directors or supervisors is approved at the shareholders’ general meeting, the terms of office of the new director or supervisor is subject to the provisions of the Articles of Association.

Article 63 If the proposal with respect to election of directors (excluding employee representative directors) or supervisors is approved at the shareholders’ general meeting, the terms of office of the new director or supervisor is subject to the provisions of the Articles of Association.

Note:

The amendments to the Rules for Procedures for General Meetings were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

Appendix III	Proposed Amendments to the Rules for the Board Meetings

Set out below are the details of amendments to the Rules for the Board Meetings:

No.	Existing Article	Revised Article

1	Article 3 The composition of the board of directors	Article 3 The composition of the board of directors

The board of directors shall consist of eleven (11) directors. The board of directors shall have one Chairman and one Vice-chairman.

The board of directors shall consist of seven (7) to thirteen (13) directors. External directors shall represent more than one-half of the board of directors with not less than one-third of the board of directors being independent directors and at least one of them shall be an accounting professional. The board of directors shall have one Chairman and one Vice-chairman.

The Company has established a system of independent directorship. At least one-third and not less than 3 of the members of the board of directors shall be independent directors, and at least one of whom must be an accounting professional. Independent directors of the company shall exercise special function and power according to law, administrative regulations and provisions of articles of association.

The Company has established a system on independent directorship. ~~At least one-third and not less than 3 of the members of the board of directors shall be independent directors, and at least one of whom must be an accounting professional.~~ Independent directors of the company shall exercise special function and power according to law, administrative regulations and provisions of articles of association.

The board of directors shall have one employee representative director who shall be elected or removed by employee representative meeting. Employee representative director shall fulfil special responsibility according to the law, administrative regulations and provisions of the Articles of Association.

	Directors shall serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his or her term.	Directors shall serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his or her term.

Note:

The amendments to the Rules for the Board Meetings were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.